Exhibit 99.1

Phoenix New Media Announces Filed 2022 Annual Report on Form 20-F

BEIJING, China, May 1, 2023 — Phoenix New Media Limited (“Phoenix New Media,” “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the "2022 Form 20-F") with the Securities and Exchange Commission on May 1, 2023.

The 2022 Form 20-F can be accessed on the Company’s investor relations website at http://ir.ifeng.com. The Company will provide a hard copy of its audited consolidated financial statements contained in the 2022 Form 20-F (the “Audited 2022 Financial Statements”), free of charge, to its shareholders and ADS holders upon request. Requests can be directed to Investor Relations Department, Phoenix New Media Limited, Sinolight Plaza, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People's Republic of China.

As disclosed in the 2022 Form 20-F and the Audited 2022 Financial Statements, the Company noticed a presentation error relating to the presentation of gain on disposal of available-for-sale debt instruments and income tax expense/(benefit) in previously issued financial statements. The previously reported gain on disposal of available-for-sale debt investments of RMB1,001.2 million, RMB477.3 million and RMB64.4 million in 2019, 2020 and 2022, as disclosed in the Company’s annual reports on Form 20-F for the fiscal years ended December 31, 2019, 2020 and 2021 and the Company’s press release dated March 14, 2023 (Beijing, China time) reporting its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2022, had been presented net of accrued PRC withholding tax expense of RMB142.6 million, RMB96.6 million and a benefit of RMB64.4 million, respectively.

After consultation with the Company’s independent public accountant, the Company’s management reached the conclusion that the gain on disposal of available-for-sale debt investments should be presented at the gross amount of RMB1,143.8 million, RMB573.9 million and nil in 2019, 2020 and 2022, respectively, with the accrued PRC withholding tax presented as part of the income tax expense/(benefit), and the income tax expense/(benefit) should be presented at income tax expense of RMB164.5 million and RMB115.6 million for 2019 and 2020, respectively, and income tax benefit of RMB70.4 million for 2022. Therefore, the gain on disposal of available-for-sale debt investments and the income tax expense/(benefit) in 2020 and 2022 as previously reported by the Company were restated/corrected, and corresponding corrections were made to other related line items reported in the Company’s previously issued consolidated financial statements. The Audited 2022 Financial Statements included in the 2022 Form 20-F reflected the restatement for the year ended December 31, 2020 and the correction of the error for the year ended December 31, 2022. The details of the restatement are included in Note 2(b) to the Audited 2022 Financial Statements. The effect of the error for the year ended December 31, 2019 is disclosed in the forepart to the 2022 Form 20-F. Except for the above-mentioned changes, the Company’s consolidated financial statements for 2019, 2020 and 2022 as previously reported by the Company remained unchanged.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com